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                                                                    EXHIBIT 22.1

ITEM 5.  OTHER EVENTS.

    The Registrant, formerly known as Union Bank, a California corporation ("Union"), was a California state-chartered bank which since October 1, 1965, reported to the Federal Deposit Insurance Corporation ("FDIC") pursuant to the provisions of 12 CFR Part 335 issued by the FDIC under Section 12(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Registrant has two classes of securities registered pursuant to Section 12(g) of the Exchange Act: common stock, no par value (the "Common Stock") and 8 3/8% Noncumulative Preferred Stock, Series A (the "Preferred Stock").

    On April 1, 1996, Union combined with The Bank of California, N.A., a national banking association ("BankCal") and its Delaware holding company, BanCal Tri-State Corporation ("Tri-State"), pursuant to provisions of the following agreements (the "Transaction"): (i) the Agreement and Plan of Reorganization, dated as of September 27, 1995 (the "Reorganization Agreement"), among Union, BankCal and Tri-State, (ii) the Agreement and Plan of Merger, dated as of September 27, 1995 (the "Merger Agreement"), between Union and Tri-State pursuant to which Tri-State merged into Union, with Union remaining as the surviving corporation (the "Merger"), and (iii) the Purchase and Assumption Agreement, dated as of September 27, 1995 (the "Purchase and Assumption Agreement"), between Union and BankCal, pursuant to which following the Merger Union transferred substantially all of its banking business and its assets to BankCal in exchange for BankCal's assumption of substantially all liabilities of Union and the issuance by BankCal to Union of shares of BankCal's common stock. As a result of the Merger, Union owns approximately 94% of BankCal, which operates the combined banking businesses of Union and BankCal under the name Union Bank of California, N.A. Effective as of April 1, 1996, Union has amended its Restated Articles of Incorporation to (i) change its name to UnionBanCal Corporation, (ii) change the par value of the Common Stock from five dollars ($5.00) par value to no par value, and (iii) remove the assessability of the Common Stock.

    As a result of the Transaction, the Registrant has ceased to be subject to the regulatory supervision of the FDIC and the Registrant will take appropriate steps to terminate filing its Exchange Act reports with the FDIC. This Current Report both reports this change and incorporates the Registrant's current Exchange Act reports (as filed with the FDIC), together with the documents required to be included as exhibits thereto.

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